UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sweden orders four Embraer C-390 Millennium as part of joint European procurement; contract includes seven additional options paving the way for future acquisitions

•	Swedish order comes as part of a European collaborative procurement program together with the Netherlands and Austria.
•	This contract also includes seven purchase options, paving the way for future acquisitions by other European nations.

Uppsala, Sweden, October 6, 2025 — The Kingdom of Sweden acquired today four C-390 Millennium multi-mission aircraft from Embraer (NYSE: ERJ / B3: EMBR3). The contract also includes seven additional purchase options, paving the way for future acquisitions by other European nations.

This important milestone for defense in Europe is part of a broader trilateral partnership between Austria, Sweden, and the Netherlands, aimed at fostering joint procurement, interoperability, and long-term cooperation around the C-390 Millennium platform. The seven options signed under this framework reflect growing European interest in this next generation aircraft and a shared commitment to modernizing tactical airlift capabilities across the continent.

The ceremony took place at Uppsala Air Base, hosted by the Swedish Air Force Commander, Major General Jonas Wikman, and attended by Mr. Pål Jonson, Minister for Defence of Sweden, along with defense representatives from other C-390 operators such as the Netherlands, Brazil, Austria, Portugal, Hungary, and the Czech Republic.

With this acquisition, Sweden becomes another NATO (North Atlantic Treaty Organization) member to join the strategic partnership already established by the Netherlands and Austria, who collectively ordered nine C-390s in 2024.

By choosing the C-390 Millennium, Sweden will enhance its operational capabilities and interoperability while benefiting from European synergies in training and lifecycle support.

“This acquisition marks a major milestone in the modernization and strengthening of the Swedish Air Force. With the C-390 Millennium, I am convinced we will increase our operational efficiency while enhancing interoperability with our European partners.” said Pål Jonson, Minister for Defence of Sweden.

“We are honored to welcome Sweden to the C-390 Millennium family,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. “This partnership reinforces the aircraft’s growing reputation as the new standard for tactical airlift in Europe and among NATO nations. With the C-390 Millennium, Embraer has brought together the best of aerospace technology to provide Sweden with an aircraft capable of performing the most demanding missions — anytime, anywhere.”

“Since 2024, we have understood how much of a strategic asset the C-390 represents in enhancing our operational capabilities. We are delighted to count Sweden among our partners — a country renowned for its expertise in air operations. Together, we will make the most of this next-generation aircraft to strengthen security across Europe,” said Gijs Tuinman Minister for Arms procurement and Personnel of the Netherlands.

“We are delighted to welcome Sweden into our European partnership. Together, we will set new standards of efficiency and interoperability for our most demanding missions in the decades to come,” said Lieutenant General Harald Vodosek, National Armaments Director of the Austrian Armed Forces.

Since entering operation with the Brazilian Air Force in 2019, the Portuguese Air Force in 2023 and, most recently with the Hungarian Air Force in 2024, the C-390 Millennium has proven its capability, reliability, and performance. The current fleet in operation has demonstrated a mission capability rate of 93% and mission completion rates above 99%.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions, such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting and humanitarian missions, operating on temporary or unpaved runways, such as packed earth, soil and gravel.

The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers.

The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft.

On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations